P.E. 2/19/02

02014986

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 19, 2002

NEW TEL LIMITED
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's Name)

22 Hasler Road,
Herdsman, Western Australia 6017
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW TEL LIMITED

By: /s/ Craig L. Piercy
Name: Craig L. Piercy
Title: Company Secretary

Dated: February 19, 2002

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
Australian Stock Exchange Release, dated February 7, 2002, relating to the distribution of New Tel Limited's ordinary shares and options and the twenty largest share and option holders in New Tel Limited.	1
Australian Stock Exchange Release, dated February 12, 2002, relating to New Tel Limited's company newsletter as distributed to shareholders.	2

1. Australian Stock Exchange Release, dated February 7, 2002, relating to the distribution of New Tel Limited's ordinary shares and options and the twenty largest share and option holders in New Tel Limited.

2. Australian Stock Exchange Release, dated February 12, 2002, relating to New Tel Limited's company newsletter as distributed to shareholders.